Exhibit 16.1

Series Name	Underlying Asset	REG A/ REG D	Share Price	Shares Sold in Prior 12 Months	Total Consideration
Series Malibu Bonnie 23	Munny Problem	REG A	$79.00	10,000	$790,000.00
Series Blip Says Bye 23	Misstrial	REG A	$78.00	9,997	$779,766.00
Series STG Broodmare Band	Multiple	REG A	$235.00	5,047	$1,186,045.00
Series Formidable Kitt 22	Elite Heat	REG A	$132.00	5,003	$660,396.00
Series Stylishly 23	Black Tie Optimal	REG A	$228.00	5,000	$1,140,000.00
Series Clair De Lune 22	Moonlight Courage	REG A	$83.00	4,998	$414,834.00
Series Spanxamillion 23	Native Brew	REG A	$174.00	4,701	$817,974.00
Series The Incredi-Bundle	Multiple	REG A	$108.00	4,287	$462,996.00
Series Seeking A Star 23	Sirius Pursuit	REG A	$118.00	2,999	$353,882.00
Series The New York Bundle	Multiple	REG A	$225.00	2,874	$646,650.00
Series Blue Devil	Blue Devil	REG A	$75.00	183	$13,725.00
Totals				55,089	$7,266,268.00